Exhibit 11.1

TRADING POLICY

Contents

1.	PURPOSE OF THIS POLICY	1
2.	WHO THIS POLICY APPLIES TO	1
3.	RESTRICTIONS APPLYING TO ALL PERSONNEL	2
4.	ADDITIONAL TRADING RESTRICTIONS	5
5.	ADDITIONAL RESTRICTIONS APPLYING TO RESTRICTED PERSONS	6
6.	DEALINGS EXCLUDED FROM THIS POLICY	6
7.	THE LAWS REGARDING INSIDER TRADING	7
8.	BREACHES OF THIS POLICY	7
9.	REVIEW	7
10.	WHO DO I CONTACT ABOUT THIS POLICY?	7
11.	CLEARANCE TO DEAL FLOWCHART	8

1.	PURPOSE OF THIS POLICY

The purpose of this Trading Policy is to prevent insider trading in Elevra Lithium Limited’s (Elevra or the Company) securities by informing employees of the prohibitions on them, parties related to them and certain other persons who receive Inside Information (as defined below) when dealing in Elevra securities.

References to the Company in this Policy are references to Elevra and its subsidiaries.
2.	WHO THIS POLICY APPLIES TO

This policy applies to all directors, employees (full time, part time and casual), consultants and contractors of Elevra (Personnel).

Aspects of the policy also apply to related parties (Related Parties) of Personnel, being:
(a)
family members who may be expected to influence or be influenced by Elevra Personnel in their dealings with Elevra or its securities (for example, spouses, partners, children, the children of partners of Personnel, dependants or their partners’ dependants); and

(b)	a company or any other entity (including any partnership, trust or estate) that Elevra Personnel have an ability to control.

Related Parties should only trade in circumstances where Elevra Personnel would be permitted to trade under this policy. Personnel must take appropriate steps to ensure that their Related Parties do not breach this policy.

This policy also applies to any person who receives Inside Information from Personnel or a Related Party (a Tippee).

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3.	RESTRICTIONS APPLYING TO ALL PERSONNEL

3.1.	No dealing while in possession of inside information

Inside information is information that is not generally available to the public market and, if it were, a reasonable person would expect it to have a material effect (upwards or downwards) on the price or value of a security (Inside Information). Inside Information will not be considered generally available to the public market until the information has been publicly disclosed, and there has been adequate time for the information to be disseminated to, and digested by, the public market as a whole (typically one trading day following the public disclosure of the information).

Inside Information may include matters of supposition, uncertain matters and matters relating to a person’s intentions. It is a criminal offence to buy, sell or otherwise deal in securities while you have Inside Information. Examples of possible Inside Information include:
(a)	the financial performance of Elevra against its budget;

(b)	entry into or termination of a significant contract;

(c)	actual or proposed mergers, acquisitions or joint ventures; and

(d)	actual or possible discoveries of reserves.

Section 7 of this policy contains further details regarding the insider trading laws. Personnel and Related Parties must not deal in Elevra securities if:
(a)	they are aware of Inside Information; or

(b)	Elevra has notified Personnel that they or their Related Parties must not deal in securities (either for a specified period, or until Elevra gives further notice).

Transactions subject to this policy include purchases, sales and bona fide gifts. This policy applies to all Elevra securities, including Elevra’s ordinary shares, American depositary shares representing Elevra ordinary shares, options to purchase or sell Elevra’s ordinary shares and any other type of security Elevra may issue or with respect to another Elevra security.

In addition, Personnel and Related Parties must not encourage someone else to deal in Elevra securities or provide Inside Information to another person who may use it to deal in Elevra securities. Personnel and Related Parties may be liable for tipping Inside Information to another person. A Tippee inherits an insider’s duties and may be liable for trading on Inside Information tipped to them.
3.2.	The newspaper test

Public confidence in Elevra is important. Therefore, Personnel must not take advantage of their position to make financial gains by dealing in securities on the basis of Inside Information.

As a guiding principle, before dealing in securities, you should apply the ‘newspaper test’ and ask yourself: “Could it be perceived that I inappropriately took advantage of my position? How would it look if the circumstances of the transaction were reported on the front page of the newspaper?”.

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3.3.	No dealing in blackout periods

Personnel and their Related Parties must not deal in Elevra securities during any of the following blackout periods:

(a)	From close of trading on 30 June until one trading day following the release of the Elevra full year results to the ASX, usually released in or around August each year;

(b)	From close of trading on 31 December until one trading day following the release of the Elevra half-year results to the ASX, usually released in or around February each year;

(c)
The period from the close of trading at the end of each calendar quarter (being end of March, June, September and December) until one trading day following the release of the Elevra quarterly report to the ASX (usually released during mid to late January, April, July and October); and

(d)	Any other period determined by the Board from time to time.

Normal blackout periods can be expected for:

(a)	the whole of January;

(b)	the first two to three weeks of February;

(c)	the first two to three weeks of April;

(d)	the whole of July;

(e)	the first two to three weeks of August; and

(f)	the first two to three weeks of October.

3.4.	Exceptional circumstances – Blackout period

If Personnel or their Related Parties need to deal in securities during a blackout period (as outlined under section 3.3 above) due to exceptional circumstances (for example, severe financial hardship or compulsion by Court order) and they are not in possession of Inside Information, they must:

(a)	Apply in writing (including by email) to the relevant Clearance Officer indicated in the table below;

(b)	Confirm that they or the Related Party are not in possession of any price-sensitive information relating to Elevra; and

(c)	Provide sufficient evidence that the proposed dealing is the most reasonable course of action in the circumstances.

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Person	Clearance Officer
Directors (including the MD/CEO and excluding Chair)	Chair
Chair	Chair of the Audit and Risk Committee
All other Personnel	MD/CEO
Nominated Employees	MD/CEO or Company Secretary

The relevant Clearance Officer may grant or refuse clearance (at their discretion) and impose conditions on the dealing. The Clearance Officer is not obliged to give reasons for their decision and may revoke their clearance at any time.

If approval to deal is granted, Personnel or Related Parties must undertake the intended dealing within five (5) business days following the day clearance is given. If the intended dealing does not occur within this time frame, fresh approval must be obtained.

Dealing may not occur until (and unless) approval is obtained in writing or by email communication.
3.5.	Hedging

Personnel who participate in an employee, executive or director equity plan operated by Elevra must not enter into any hedging arrangement that limits the economic risk of holding Elevra securities allocated under such plan prior to the vesting or exercise of those securities, or while they are subject to a holding lock or other trading restriction.
3.6.	Other financial arrangements (including margin loans)

Personnel who participate in the Elevra Long-Term Incentive Plan, members of the Executive Team (including Key Management Personnel), Directors and their Related Parties are prohibited from entering into financial arrangements such as margin loans, stock lending or any other arrangements involving Elevra securities where the lender or other third party is granted a right to sell, or compel the sale of all or part of any Elevra securities.
3.7.	Standing and Limit Orders

Standing and limit orders should be used only for a very brief period of time. The problem with purchases or sales of Elevra securities resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when Personnel or a Related Party is in possession of Inside Information.
3.8.	Short-term trading

Personnel must not deal in any securities of the Company where the dealing involves the short-term trading of securities in the Company, being instances where trading in and out of securities occurs within a period of less than three months.

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3.9.	Dealing in other company’s securities

Personnel may come into possession of Inside Information regarding another company where they are directly involved in a client relationship, management or negotiating contracts (for example, where a person is aware that the Company is about to sign a major agreement with another company).

Personnel and Related Parties must not deal in the securities of either Elevra or another company with which (i) Elevra does business, such as Elevra’s vendors, customers and suppliers, or (ii) Elevra may be negotiating a major transaction, such as an offtake agreement or an acquisition, investment or sale, if Personnel learn in the course of their position or employment by Elevra Inside Information about the other company.

If you are in any doubt, please consult the Company’s General Counsel/Company Secretary.

4.	ADDITIONAL TRADING RESTRICTIONS

Restricted Persons (as reflected in the below table) must obtain prior approval for any dealings in the Company’s securities (even if outside a blackout period). The following table sets out those Restricted Persons and who may provide approval for any dealings:

Restricted Person	Person Giving Approval
Directors (including the MD/CEO and excluding Chair)	Chair
Chair	Chair of the Audit and Risk Committee
Senior Personnel reporting to the MD/CEO	MD/CEO
Nominated Personnel (other persons nominated by the Company Secretary)	MD/CEO or Company Secretary

Dealing may not occur until (and unless) approval is obtained in writing or by email communication.

ADDITIONAL RESTRICTIONS APPLYING TO RESTRICTED PERSONS

If a Restricted Person or their Related Party wishes to deal in Elevra securities during any period that is not a blackout period under Section 3.3 of this policy and is not in possession of Inside Information, the Restricted Person must, prior to any proposed dealing:

(a)	submit written notification to the Company Secretary confirming that they or their Related Party are not in possession of any price-sensitive information;

(b)	obtain prior approval (in writing or by email) from the person indicated in the table above;

(c)	undertake the intended dealing within seven (7) business days following the day clearance is given;

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(d)
advise the Company Secretary promptly when trading has occurred. Directors should note that Elevra is required to notify the ASX of any dealings by Directors in Elevra securities within five (5) business days of the dealing taking place.

(e)	a request for approval to deal will be answered as soon as practicable. The approver may grant or refuse the request and impose conditions on the dealing at their discretion.

The approver is not obliged to provide reasons for any aspect of their decision and may revoke their approval at any time. If a request is not approved or an approval is revoked, that fact must be kept confidential. Any approval must be in writing or by email communication.

5.	DEALINGS EXCLUDED FROM THIS POLICY

The restrictions in Sections 3.3, 3.4 and 3.5 of this policy do not apply to:

(a)
participation in an employee, executive or director share plan operated by Elevra. However, where Elevra securities granted under such a plan cease to be held under the terms of that plan, any dealings in those securities must only occur in accordance with this policy;

(b)	the following categories of trades:

(i)	acquisition of Elevra securities through a dividend reinvestment plan, a share purchase plan available to all retail shareholders, or a rights issue; and

(ii)	disposal of Elevra securities through the acceptance of a takeover offer, scheme of arrangement or equal access buy-back.

(c)
dealings that result in no effective change to the beneficial interest in the securities (for example, transfers of Elevra securities already held into a superannuation fund or trust of which the relevant person is a beneficiary);

(d)
trading under a pre-approved non-discretionary trading plan, where the person did not enter into the plan or amend the plan during a blackout period, the plan does not permit the person to exercise any influence or discretion in relation to trading under the plan and the plan cannot be cancelled during a blackout period, other than in exceptional circumstances;

(e)	subject to Section 3.6 of this policy, a disposal of securities of Elevra that is the result of a secured lender exercising their rights, for example, under a margin lending arrangement; and

(f)
trading in securities of Elevra by a trust where the relevant person is a trustee, provided that the person is not a beneficiary of the trust and any decision to trade during a blackout period is taken by the other trustees or by independent managers independently of that person.

However, such dealings remain subject to the insider trading rules and Personnel should still consider any legal or reputational issues (and discuss any concerns they have with the General Counsel/Company Secretary) before proceeding with the dealing.

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6.	THE LAWS REGARDING INSIDER TRADING

Broadly speaking, the law provides that any person who has Inside Information about a company must not:
(a)	buy or sell securities in that company, or enter in an agreement to buy or sell securities, or exercise options over securities, or otherwise apply for, acquire or dispose of securities (deal);

(b)	encourage someone else to deal in securities in that company; or

(c)
directly or indirectly provide that information to another person where they know, or ought to know, that that person is likely to deal in securities or encourage someone else to deal in securities of that company (tipping).

These restrictions apply to all securities, not just Elevra’s securities.

7.	BREACHES OF THIS POLICY

Breaches of this policy will be regarded by Elevra as serious and will be subject to appropriate sanctions. Any person who breaches this policy could face disciplinary action (including forfeiture of securities and/or suspension or termination of employment).

Independently, breaches of the insider trading laws in the Corporations Act and U.S. securities laws have serious consequences for Personnel, their Related Parties and for Elevra. Penalties under the Corporations Act and U.S. securities laws include financial penalties and imprisonment.

Personnel must immediately report any actual or suspected breaches of this policy to their immediate supervisor, the Company Secretary or the MD/CEO.

The General Counsel/Company Secretary will investigate all reported actual or suspected breaches of this policy.

8.	REVIEW

This Policy is reviewed periodically, or when relevant regulatory changes occur. This policy was approved by the Board of Elevra Lithium Limited on 28 October 2025.

9.	WHO DO I CONTACT ABOUT THIS POLICY?

If you have any questions about this Policy, please contact the General Counsel/Company Secretary.

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10.	CLEARANCE TO DEAL FLOWCHART

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